# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Li-Cycle Holdings Corp., CIK 0001828811
CUSIP: 50202P105
Title of class of securities: Common shares, without par value
Address of issuer's principal executive offices: 207 Queens Quay West, Suite 590, Toronto, Ontario Canada (A6), M5J 1A7
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001193125-23-301548
Filed by CIK 0001451531
Persons authorized to receive notices and communications: Koch, Inc., Attn: Raffaele G. Fazio, 4111 East 37th Street North, Wichita, Kansas (KS), 67220, (316) 828-8310

## Reporting persons
- Spring Creek Capital, LLC (CIK 0001451531): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 6,720; shared voting power 0; sole dispositive power 6,720; shared dispositive power 0; aggregate amount beneficially owned 6,720 (0.02% of the class)
  Comment: The percentage reflected in row 13 in the table above is calculated using 30,427,796 common shares, no par value (the "Public Shares"), of Li-Cycle Holdings Corp., an Ontario corporation (the "Issuer"), outstanding as of December 31, 2024, as provided to the Reporting Persons by the Issuer.
- Wood River Capital, LLC (CIK 0001888978): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 1,316,667; shared voting power 0; sole dispositive power 1,316,667; shared dispositive power 0; aggregate amount beneficially owned 1,316,667 (4.15% of the class)
  Comment: The shares reported in rows 7, 9 and 11 in the table above represent 1,316,667 Public Shares which may be issuable to Wood River Capital, LLC ("Wood River") upon conversion of the Convertible Notes (as defined in the Initial Schedule 13D) based on the outstanding principal amount of $133,760,217, as of the date hereof, without giving effect to accrued and unpaid interest, which may be payable in-kind at the Issuer's option at subsequent semi-annual interest payment dates.
  
  The percentage reflected in row 13 in the table above is calculated using 31,744,463 Public Shares deemed outstanding as December 31, 2024, including (i) 30,427,796 Public Shares outstanding as of December 31, 2024, as provided to the Reporting Persons by the Issuer, and (ii) 1,316,667 Public Shares issuable upon conversion of the Convertible Notes.
- Koch, Inc. (CIK 0002027344): type of reporting person: corporation (CO); citizenship or place of organization: Kansas (KS); source of funds: affiliate funds (AF); sole voting power 1,323,387; shared voting power 0; sole dispositive power 1,323,387; shared dispositive power 0; aggregate amount beneficially owned 1,323,387 (4.17% of the class)
  Comment: The shares reported in rows 7,9 and 11 in the table above represent (i) 1,316,667 Public Shares issuable upon conversion of the Convertible Notes beneficially owned by Wood River and (ii) 6,720 Public Shares held by Spring Creek. These Issuer securities may be deemed to be beneficially owned by Koch, Inc. by virtue of Koch, Inc.'s indirect beneficial ownership of Spring Creek Capital, LLC and Wood River.
  
  The percentage reflected in row 13 in the table above is calculated using 31,744,463 Public Shares deemed outstanding as of December 31, 2024, including (i) 30,427,796 Public Shares outstanding as of December 31, 2024, as provided to the Reporting Persons by the Issuer, and (ii) 1,316,667 Public Shares issuable upon conversion of the Convertible Notes.

## Item 1. Security and Issuer
Title of class of securities: Common shares, without par value
Name of issuer: Li-Cycle Holdings Corp.
Address of issuer's principal executive offices: 207 Queens Quay West, Suite 590, Toronto, Ontario Canada (A6), M5J 1A7
Comment: EXPLANATORY NOTE - This Amendment No. 2 to a Statement on Schedule 13D (this "Amendment No. 2") relates to the common shares, no par value (the "Public Shares"), of Li-Cycle Holdings Corp., an Ontario corporation (the "Issuer"), and amends the initial statement on Schedule 13D filed by certain of the Reporting Persons (as defined below) on December 22, 2023, as amended and restated by Amendment No. 1 thereto filed on August 2, 2024 (as amended and restated, the "Initial Schedule 13D", and as further amended by this Amendment No. 2, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Initial Schedule 13D. Capitalized terms used but not defined in this Amendmnet No. 2 shall have the same meanings herein as are ascribed to such terms in the Initial Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Initial Schedule 13D is amended and restated as follows: This Schedule 13D is jointly filed by Spring Creek Capital, LLC ("Spring Creek"), Wood River Capital, LLC ("Wood River"), SCC Holdings, LLC ("SCC"), KIM, LLC ("KIM"), Koch Investments Group, LLC ("KIG"), Koch Investments Group Holdings, LLC ("KIGH"), Koch Companies, LLC ("KCLLC"),and Koch, Inc. (each a "Reporting Person," and collectively, the "Reporting Persons"). Each of Spring Creek and Wood River is beneficially owned by SCC, SCC is beneficially owned by KIM, KIM is beneficially owned by KIG, KIG is beneficially owned by KIGH, KIGH is beneficially owned by KCLLC, and KCLLC is beneficially owned by Koch, Inc., in each case by means of ownership of all voting equity instruments.

Koch, Inc., KCLLC, SCC, KIM, KIG, and KIGH may be deemed to beneficially own the Public Shares held by Spring Creek and Wood River by virtue of (i) Koch, Inc.'s beneficial ownership of KCLLC, (ii) KCLLC's beneficial ownership of KIGH, (iii) KIGH's beneficial ownership of KIG, (iv) KIG's beneficial ownership of KIM, (v) KIM's beneficial ownership of SCC and (vi) SCC's beneficial ownership of each of Wood River and Spring Creek. The information contained in the Schedule 13D shall not be construed as an admission that any of SCC, KIM, KIG, KIGH, KCLLC, or Koch, Inc. is for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by the Schedule 13D.

The information set forth in the amended and restated Schedule A, filed as Exhibit 1 to Amendment No. 2, regarding the directors, managers and executive officers of each Reporting Person as of the date of Amendment No. 2 is incorporated by reference in Item 2 and supersedes the previously filed Schedule A.
Residence or business address: Item 2(b) of the Initial Schedule 13D is amended and restated as follows: The addresses of the principal office and principal business of each Reporting Person is 4111 East 37th Street North, Wichita, Kansas 67220. The business address for each of the directors, managers and executive officers listed on Schedule A is c/o Koch, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.
Present principal occupation or employment:
Item 2(c) of the Initial Schedule 13D is amended and restated as follows: Spring Creek and Wood River are each principally engaged in the business of investing in other companies. SCC is principally engaged as a holding company for Spring Creek and Wood River. KIM is principally engaged as a holding company for SCC. KIG is principally engaged as a holding company for KIM. KIGH is principally engaged as a holding company for KIG. KCLLC is principally engaged as a holding company for KIGH. Koch, Inc. owns a diverse group of companies involved in refining, chemicals and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control systems; electronics, software and data analytics; minerals; glass; automotive components; commodity trading; and investments.
Set forth on Schedule A is the present principal occupation or employment of each of the directors, managers and executive officers of each Reporting Person as of the date hereof. The name and address of any corporation or other organization in which each such director's, manager's or executive officer's employment is conducted is c/o Koch, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.
Criminal convictions in the last five years: Item 2(d) of the Initial Schedule 13D is amended and restated as follows: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to the Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Item 2(e) of the Initial Schedule 13D is amended and restated as follows: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to the Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Item 2(f) of the Initial Schedule 13D is amended and restated as follows: Each of Spring Creek, Wood River, SCC Holdings, KIM, KIG, KIGH and KCLLC is a Delaware limited liability company. Koch, Inc. is a privately-held Kansas corporation. All of the directors, managers and executive officers listed on Schedule A are citizens of the United States.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) of the Initial Schedule 13D is amended as follows: As of the date hereof and as reported with respect to each Reporting Person on the cover pages to this Amendment No. 2, the Reporting Persons together hold 1,323,387 Public Shares, representing approximately 4.17% of the outstanding Public Shares. This percentage of the outstanding Public Shares held by the Reporting Persons is calculated using 31,744,463 Public Shares of the Issuer, comprising (i) 30,427,796 Public Shares outstanding as of December 31, 2024, as provided to the Reporting Persons by the Issuer, and (ii) 1,316,667 Public Shares issuable upon conversion of the Convertible Notes.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) of the Initial Schedule 13D is amended as follows: As of the date hereof and as reported with respect to each Reporting Person on the cover pages to this Amendment No. 2, the Reporting Persons together possess sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 1,323,387 Public Shares reported in the Schedule 13D.
Transactions in the class effected during the past sixty days: Item 5(c) of the Initial Schedule 13D is amended as follows: Except as set forth in this Amendment No.2, no transactions in the Public Shares were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date of Amendment No. 2.
Other persons with the right to receive dividends or sale proceeds: Item 5(d) of the Initial Schedule 13D is amended as follows: Except as described herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Public Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of December 31, 2024, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Public Shares. Accordingly, the filing of this Amendment No. 2 represents the final amendment to the Schedule 13D for the Reporting Persons and constitutes an exit filing for each Reporting Person.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 Annex A

## Signatures
- Spring Creek Capital, LLC: Raffaele G. Fazio, Vice President and Secretary (01/03/2025)
- Wood River Capital, LLC: Raffaele G. Fazio, Vice President and Secretary (01/03/2025)
- Koch, Inc.: Raffaele G. Fazio, Assistant Secretary (01/03/2025)